Exhibit 99

CAE reports first-quarter results for fiscal year 2006

•	Revenues increase 15% to $266 million

•	Financial reporting enhanced with new segmentation

•	Continued progress on restructuring

•	Renewal of committed credit facility of US$400 million and Euro 100 million

Montreal, August 11, 2005 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the first quarter, ended June 30, 2005. Earnings from continuing operations were $20.8 million, or $0.08 per share, which compares to first-quarter earnings of $18.9 million or $0.08 per share in the prior fiscal year. All financial information is in Canadian dollars.

Excluding non-recurring items, earnings from continuing operations for the quarter were $0.08 per share which on the same basis compares to $0.04 in the first quarter last year.

Consolidated revenues from continuing operations reached $266.0 million, compared to $230.9 million in the first quarter last year and $262.7 million in the most recent fourth quarter. The 15% increase in revenues compared to the year-earlier quarter stems mainly from higher Simulation Products revenues in both the Civil and Military segments.

“First-quarter results are positive, and are consistent with our initial outlook for the year,” said Robert E. Brown, CAE’s President and CEO. “We are encouraged by the general level of activity we see in the commercial and business aviation markets, and we are determined to emerge from this transition year with a solid base to benefit fully from any market recovery.” Aside from the improvements in revenues and earnings from continued operations, Mr. Brown noted that the underlying performance of the Company’s various business groups was solid, with consolidated operating income (EBIT) up 14% compared to the first quarter of fiscal 2005.

“We continue to make progress with our restructuring,” Mr. Brown added. “CAE’s financial strategy and position are sound, as reflected in our reduced debt load and the recently concluded agreement for a new, committed five-year revolving credit facility. We have implemented strict business processes that emphasize specific financial targets, our businesses are now organized more effectively with a clear path to improvement and our cost structure is leaner. In addition, I am confident that we are taking the right steps towards re-engaging our workforce.”

New financial segmentation

Effective April 1, 2005, CAE began reporting financial results on a newly segmented basis — distinguishing between products and services — to facilitate the evaluation of its performance and prospects and enable investors to make informed decisions about the Company.

“We listened carefully to what investors told us regarding the need for more disclosure and a clearer picture of our business,” Mr. Brown stated, “and we are delivering on our commitment to communicate more effectively.”

CAE’s financial results are now segmented as follows:
1. Simulation Products/Civil
2. Simulation Products/Military
3. Training & Services/Civil
4. Training & Services/Military

Business Segment Highlights

Simulation Products/Civil

During the first quarter of fiscal 2006, Simulation Products/Civil won six orders for full-flight simulators, four of which were announced. At June 30, 2005, the segment’s backlog had reached $277 million.

Simulation Products/Civil backlog generated segment operating income of $7.1 million in the first quarter, compared to $11.0 million in the first quarter of the prior year, and a loss of $2.5 million in the fourth quarter. The segment’s operating income was 35% lower than the first quarter last year because of the recognition in the latter quarter of additional investment tax credits (ITC) related to fiscal years 2000 to 2004. Excluding the additional ITC benefit, segment operating income for the first quarter of fiscal 2006 would actually have been $5.9 million higher than in the corresponding quarter last year.

First-quarter revenues of $60.2 million were 28% higher than in the prior year, and 11% higher than the fourth quarter. Performance benefited from higher order intake and by successfully reaching important milestones on certain programs. While these developments are positive, the Company’s Simulation Products/Civil backlog is expected to deliver lower margins over the next several quarters.

Simulation Products/Military

Simulation Products/Military concluded the quarter with $105.7 million in new order bookings. The segment’s backlog at June 30 reached $535 million, up from $511 million at the end of the fourth quarter.

The segment’s operating income for the first quarter amounted to $4.8 million, and included a non-recurring charge of $1.5 million related to the writedown of deferred bid costs (incurred post-selection). Excluding non-recurring items, the segment’s operating income increased by $6.7 million over the first quarter last year, and decreased by $2.5 million from the fourth quarter. The decline from the fourth quarter is the result of lower revenue volume, and differences in the mix of programs as well as their advancement in the quarter.

Simulation Products / Military revenues amounted to $72.7 million and were 30% higher than the first quarter last year, owing primarily to the NH90 program. Revenues declined by 10% from the fourth quarter, due mainly to delays on certain programs.

Training & Services/Civil

Training & Services/Civil concluded the quarter with new agreements for a combined value of $80 million. At June 30, the segment’s backlog reached $832 million, up from $830 million at the end of the fourth quarter.

The segment’s operating income for the first quarter amounted to $16.9 million, representing a 63% and a 27% increase over the first and fourth quarters last year. Training & Services / Civil operates within a mainly fixed cost structure and incremental revenue above a certain level provides significant leverage to profitability. The segment’s operating income was favourably impacted by a 2% increase in revenue per simulator, combined with a 4% reduction in costs per simulator compared to the prior year. In addition, profitability was enhanced by a $2.3 million reduction in amortization expenses following the asset impairment effected last fiscal year.

Revenues amounted to $83.8 million, 5% and 6% higher than the first and fourth quarters last year. More specifically, revenues from “wet” training increased by 10% in the first quarter. Two additional simulators became active in CAE’s training network, contributing to higher sequential revenues. The first quarter is usually seasonally strong as flight crews train in preparation for the subsequent busy summer travel period. Demand was comparatively robust in the first quarter this year compared to last year, which is commensurate with the general increase in demand for air travel.

Training & Services/Military

Training & Services/Military concluded the quarter with $88 million in new order bookings, a significant increase over the $23 million booked in the prior quarter. The segment’s backlog at June 30 reached $904 million.

The segment’s operating income for the first quarter amounted to $2.0 million, 67% and 52% lower than first and fourth quarters last year. Both decreases are attributable to the writedown of post-selection costs. Without the impact of this non-recurring item, the segment’s operating income would have been $6.4 million, or 5% and 52% higher than the first and fourth quarters last year. The underlying increases in profitability are the result of efficiency gains on certain services programs.

Revenues for the first quarter amounted to $49.3 million, which were similar to the first and fourth quarters last year.

Cash flow and financial position

CAE’s free cash flow, defined as net cash provided by continuing operations less capital expenditures including capitalized costs, and dividends paid, plus sale and leaseback proceeds, was -$2.1 million for the quarter, compared to -$50.3 million in the prior year period.

Net cash provided by continuing operating activities totalled $21.8 million compared to $3.7 million the prior year period.

CAE’s net debt, defined as long-term debt less cash and cash equivalents, was at $282.3 million on June 30, keeping the Company well within its new borrowing covenants.

After the quarter end, CAE concluded an agreement for a new, committed five-year revolving credit facility of US$400 million and Euro 100 million, which replaced its facility due to expire in April 2006. The new facility has comparable terms and conditions to the former, maintains CAE’s borrowing flexibility and recognizes the Company’s normal use of operating lease and project financings.

Additional consolidated financial results

First-quarter consolidated earnings before interest and taxes (EBIT) from continuing operations, reached $35.9 million or 13.5% of revenues, compared to $31.5 million or 13.6% of revenues, in the first quarter last year and a loss of $0.7 million in the fourth quarter.

The consolidated backlog from continuing operations at June 30 remained stable at $2.5 billion.

Capital expenditures for the quarter amounted to $21.5 million compared to $46.8 million in first quarter last year. Capital expenditures are expected to remain in the range of $135 million in fiscal year 2006.

Non-recurring items

Excluding non-recurring items, earnings per share from continuing operations for the first quarter were $0.08 which on the same basis compares to $0.04 in the first quarter last year. Reported first-quarter results include an after-tax writedown of $5.1 million in post-selection project costs related mainly to the change in procurement approach of the British Army’s Armoured Vehicle Training Service (AVTS) program. Restructuring charges of $0.7 million after tax were incurred during the quarter and while significant amounts remain under the restructuring exercise, such expenses can only be recognized as they are incurred. A foreign-exchange gain of $6.7 million after tax was triggered in the quarter, following a reduction in the Company’s investment in some of its self-sustaining subsidiaries. The first quarter of the previous fiscal year benefited from the recognition of $10.1 million after tax from additional ITCs related to previous years.

A more detailed discussion of business segment highlights, re-segmented historical performance and summary of non-recurring items can be found in the Management Discussion & Analysis posted on CAE’s website at http://www.cae.com/financialsQ1.

Investor Conference and Webcast

CAE will host a conference today at 1:00 p.m. EDT for analysts, institutional investors and the media. North American participants can listen to the conference by dialling 1-800-387-6216 or 514-861-6560. Overseas participants can dial +800-7664-7664 or 1-514-861-6560. The conference and accompanying slide presentation will also be Webcast live for the public at www.cae.com.

CAE is a leading provider of simulation and modelling technologies as well as integrated training services for commercial and business aviation, and defence customers worldwide. The Company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward- looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. For a description of risks that could cause actual results or events to differ materially from current expectations, please refer to the section entitled “Risk Factors” in CAE Inc.’s Annual Information Form for the year ended March 31, 2005 filed with the Canadian securities commissions (available at www.cae.com or on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as updated in CAE’s fiscal 2006 First Quarter MD&A dated August 11, 2005, under the section entitled “Business Risks And Uncertainties”. The forward-looking statements contained in this news release represent our expectations as of August 11, 2005 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update any forward-looking statements, whether as a result of new information or otherwise.

On the Web: www.cae.com
Media contacts:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Anne von Finckenstein, Manager, Public Relations, (514) 340-5370, anne.vonfinckenstein@cae.com

Investor relations:
Andrew Arnovitz, Director, Investor Relations, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

	as at	as at
(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2005	2005
Assets
Current assets
Cash and cash equivalents	$45.7	$57.1
Accounts receivable	262.5	255.7
Inventories	111.5	101.0
Prepaid expenses	17.7	17.8
Income taxes recoverable	59.6	58.5
Future income taxes	3.1	2.5
Current assets held for sale	7.0	5.8

	507.1	498.4
Property, plant and equipment, net	781.2	792.2
Future income taxes	99.4	101.0
Intangible assets	22.7	20.2
Goodwill	96.6	92.1
Other assets	132.5	138.3
Long-term assets held for sale	56.4	57.5

	$1,695.9	$1,699.7

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$316.3	$312.8
Deposits on contracts	102.0	93.5
Long-term debt due within one year	14.3	35.3
Future income taxes	17.6	19.6
Current liabilities related to assets held for sale	9.2	7.8

	459.4	469.0
Long-term debt	313.7	307.6
Deferred gains and other long-term liabilities	182.7	179.8
Future income taxes	28.9	38.3
Long-term liabilities related to assets held for sale	51.7	53.4

	1,036.4	1,048.1

Shareholders’ Equity
Capital stock	382.2	373.8
Contributed surplus	3.8	3.3
Retained earnings	359.1	340.8
Currency translation adjustment	(85.6)	(66.3)

	659.5	651.6

	$1,695.9	$1,699.7

Consolidated Statements of Earnings

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars, except per share amounts)	2005	2004
Revenue	$266.0	$230.9

Earnings before the undernoted	$30.8	$31.5
Other income, net	5.1	—

Earnings before interest and income taxes	$35.9	$31.5
Interest expense, net	4.8	4.8

Earnings before income taxes	$31.1	$26.7
Income tax expense	10.3	7.8

Earnings from continuing operations	$20.8	$18.9
Results of discontinued operations	—	5.4

Net earnings	$20.8	$24.3

Basic and diluted earnings per share from continuing operations	$0.08	$0.08

Basic and diluted earnings per share	$0.08	$0.10

Weighted average number of shares outstanding	248.8	246.7

Consolidated Statements of Retained Earnings

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2005	2004
Retained earnings at beginning of period	$340.8	$562.1
Net earnings	20.8	24.3
Dividends	(2.5)	(7.4)

Retained earnings at end of period	$359.1	$579.0

Consolidated Statements of Cash Flows

(Unaudited)
three months ended June 30 (amounts in millions of Canadian dollars)	2005	2004
Operating activities
Net earnings	$20.8	$24.3
Results of discontinued operations	—	(5.4)

Earnings from continuing operations	20.8	18.9
Adjustments to reconcile earnings to
cash flows from operating activities:
Amortization	16.7	17.9
Future income taxes	(11.0)	9.8
Investment tax credit	0.2	(13.7)
Stock-based compensation	0.5	0.3
Other	3.6	2.3
Increase in non-cash working capital	(9.0)	(31.8)

Net cash provided by continuing operating activities	21.8	3.7
Net cash provided by discontinued operating activities	2.2	7.3

Net cash provided by operating activities	24.0	11.0

Investing activities
Purchase of business (net of cash and cash equivalents acquired)	2.6	(0.9)
Capital expenditures	(17.9)	(41.2)
Deferred development costs	—	(3.7)
Deferred pre-operating costs	(0.4)	(1.1)
Other assets	(3.2)	(0.8)

Net cash used in continuing investing activities	(18.9)	(47.7)
Net cash used in discontinued investing activities	(1.1)	(1.9)

Net cash used in investing activities	(20.0)	(49.6)

Financing activities
Proceeds from long-term debt	39.8	23.2
Repayments of long-term debt	(51.4)	(2.3)
Dividends paid	(2.4)	(7.2)
Common stock issuances	2.1	0.3
Other	(0.5)	1.6

Net cash (used in) provided by continuing financing activities	(12.4)	15.6
Net cash provided by discontinued financing activities	0.8	0.9

Net cash (used in) provided by financing activities	(11.6)	16.5

Effect of foreign exchange rate changes
on cash and cash equivalents	(1.8)	0.8

Net decrease in cash and cash equivalents	(9.4)	(21.3)
Cash and cash equivalents at beginning of period	61.5	61.9

Cash and cash equivalents at end of period	$52.1	$40.6

Cash and cash equivalents related to:
Continuing operations	$45.7	$35.4
Discontinued operations	6.4	5.2

	$52.1	$40.6